BARINGTON CAPITAL GROUP, L.P.           CLINTON GROUP, INC.
            888 SEVENTH AVENUE                 9 WEST 57TH STREET
            NEW YORK, NY 10019                 NEW YORK, NY 10019




October 24, 2008



Mr. Robert C. Connor
Mr. Peter R. Johnson
Mr. Warren A. Stephens

c/o Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

To the Independent Class B Directors of Dillard's, Inc.:

On September 25, 2008, we sent a letter to the Board of Directors of Dillard's recommending that a special committee of independent directors be formed to consider the repurchase of all outstanding shares of Class B common stock by the Company. It is our belief that such a transaction would create significant value for the Company's shareholders while providing the Dillard family with the opportunity to receive a substantial premium for their Class B shares.

We were recently informed that William Dillard, II told the Board that the Dillard family has "NO INTENTION AT THIS TIME OF SELLING THE CLASS B SHARES WHICH IT OWNS, REGARDLESS OF THE PRICE THAT MAY BE OFFERED." The Dillard family may choose to reject such a transaction regardless of the value it might create for themselves and the Company's shareholders. They should not base their decision, however, on the belief that their longstanding control of the Class B shares will continue to provide them with the ability to have all interested family members remain on the Company's payroll regardless of their performance.

Despite the generous compensation that has been paid to Dillard family members as the Company's top executive officers,(1) the performance of the Company over


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(1) The Company is run by Mr. Dillard along with his brothers Alex and Michael and his sister Drue. In addition, Mr. Dillard's sister, Denise Mahaffy, and his son, William Dillard, III, are also employed as officers of the Company. Over the past ten years, these members of the Dillard family have received over $130 million in total compensation, including perquisites such as the use of the Company's fleet of corporate jets. According to a May 5, 2008 report by Proxy Governance, an independent provider of proxy advisory services that has expressed concern over the Company's compensation practices, the average three-year compensation paid to the Dillard family members who serve on the Company's executive management team is as follows: William Dillard, II (Chairman and CEO) $5,253,362, Alex Dillard (President) $4,935,223,



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the past ten years has been atrocious. Since Mr. Dillard was appointed CEO in
May 1998, the Company's market capitalization has plummeted from over $4.36 billion to less than $246 million as of the close of business today. During this time period, the Company's stock has consistently underperformed its peer companies and the market as a whole, regardless of the strength of the economy. On Mr. Dillard's watch, Dillard's has not posted an increase in annual comparable store sales since FISCAL 1999 and lags behind its peers on virtually every retailing metric. As a result of the Company's disastrous financial performance, Dillard's has recently suffered two considerable embarrassments: first, it was designated as one of the worst performing companies in the Standard & Poor's 500 Index over the past ten years,(2) and then just this week, it was removed from the S&P 500 Index altogether as a result of its decreased market capitalization.(3)

It is clear to us that the Company's management team led by Mr. Dillard and his siblings must be replaced. In our opinion, a management team with a comparable record of poor performance at any other company would have been fired long ago. As significant shareholders of Dillard's, we therefore call upon you to work with the Board's Class A directors to IMMEDIATELY begin the process of looking for a new chief executive officer. We recommend that this new chief executive be someone with exceptional integrity and proven leadership and turnaround experience in the retail industry. We then suggest that the Board work with the new CEO to ensure that the Company has the best available management team in place. Based on the performance of the Company over the past ten years, we are convinced that each of the other members of the Dillard family (with the exception of William Dillard, III) is overpaid and under-qualified for the positions they hold and can be readily replaced with more talented retailers. A management change would also provide the Board with the opportunity to correct Dillard's unusual and, in our opinion, extremely inefficient management and merchandising infrastructure. It appears to us that the Company's current arrangement was put in place to accommodate personal preferences and personality issues within the Dillard family rather than the needs of a large regional retailer.

As the three independent Class B directors, the future of the Company rests in your hands. Together with the independent Class A directors, you have the power and authority to make the changes desperately needed at Dillard's. We have communicated this to you privately on numerous occasions. Unfortunately, it seems as if our very

____________________________
Mike Dillard (Executive Vice President) $2,916,257 and Drue Corbusier (Executive Vice President) $3,167,888. According to the Proxy Governance report, the average three-year compensation paid to Mr. Dillard is 54% above the median paid to CEOs at peer companies, while the average three-year compensation paid to the Company's other executive officers is a staggering 185% above the median paid to executives at peer companies.

(2) "Worst 10-year performers: Dillard's drops to bargain-basement prices" by Elizabeth Harrow of Schaeffer's Investment Research (July 26, 2008). The Company's corporate governance record is no better; as of last week, Dillard's was ranked by RiskMetrics as having one of the worst governance profiles of the 500 companies in the S&P 500 Index.

(3) On October 16, 2008, Standard & Poor's announced that Dillard's, which had ranked 500th on the S&P 500 Index based on its market capitalization, will be replaced by OMX Group Inc. after the close of trading on October 21, 2008.




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serious concerns as shareholders have been ignored as you have permitted the status quo to continue under your stewardship. It is our strong belief that any further delay or indecision on your part would be completely unacceptable, and we expect you to address these pressing matters at once. Continued inaction not only threatens to further negatively impact the Company and public shareholders like ourselves, but also employees and retirees of Dillard's who hold shares in their personal and retirement savings accounts.

Gentlemen, now is the time to act as responsible directors. Despite your personal and professional relationships with the Dillard family, each of you has a fiduciary duty to the shareholders of Dillard's regardless of how you were elected to the Board. Given the lengthy record of poor performance under the Dillard family's leadership and the current crisis facing our economy, we believe that you would be remiss in your duties if you did not take action immediately. Your responsibility as directors is not to cater to the private interests of the Dillard family, but to see that the Company is run in the best interest of ALL of the Company's shareholders.

Sincerely,

/s/ James A. Mitarotonda                  /s/ George E. Hall

James A. Mitarotonda                      George E. Hall
Chairman and Chief Executive Officer      Chairman and Chief Executive Officer
Barington Capital Group, L.P.             Clinton Group, Inc.